12/13

SECURI[illegible] [illegible]ON

13026317

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

DEC 2 - 2013

Washington DC 404

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MaryEllen Williams 5012192003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co.
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Ellen Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, L.P.

TARA BEEBE
MY COMMISSION # 12387792
EXPIRES: May 15, 2022
Pulaski County

Tara Beebe
Notary Public

Mary Ellen Williams
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson
Cisne & co. LLP
CERTIFIED PUBLIC
ACCOUNTANTS

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2013

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying financial statements of Lieblong & Associates, Inc., (the Company), which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 11 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards with auditing standards generally accepted in the United States of America. In our opinion, the information on page 11 is fairly stated in all material respects in relation to the financial statements as a whole.

Hudson, Cisne & Co. LLP

November 18, 2013

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash and cash equivalents	$	254,450
Commissions receivable		168,570
Related party receivable		1,275
Prepaid taxes, net		1,496
Prepaid expenses		4,780
Deferred tax asset		4,149
Property and equipment, net		104,308
	$	539,028

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	17,474
Commissions and wages payable		52,995
Total liabilities		70,469
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		395,666
Retained earnings		72,793
Total stockholder's equity		468,559
	$	539,028

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2013

Revenues:	
Commissions	$ 2,251,594
Rebates from clearing broker	83,561
Interest	51,532
	2,386,687
Operating expenses:	
Employee compensation and benefits	1,815,215
Travel, meals and entertainment	244,006
Consulting fees	3,000
Clearing broker fees and computer rental	58,746
Rent expense	57,097
Error account expense	2,069
Depreciation	4,269
Telephone	32,829
Regulatory fees	21,076
Office expense	29,143
Subscriptions	38,629
Insurance	17,746
Professional fees	15,090
Postage and shipping	7,270
Taxes, licenses and permits	3,735
Miscellaneous expenses	152
Contributions	1,300
Total operating expenses	2,351,372
Income before taxes	35,315
Income tax expense	12,269
Net income	$ 23,046

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN RETAINED EARNINGS

YEAR ENDED SEPTEMBER 30, 2013

Balance - October 1, 2012	$	174,747
Net income		23,046
Dividends paid		(125,000)
Balance - September 30, 2013	$	72,793

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2013

Cash flows from operating activities:		
Net income	$	23,046
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,269
Deferred income tax		4,349
Changes in assets and liabilities:		
Commissions receivable		(38,419)
Related party receivable		(1,275)
Prepaid taxes, net		1,062
Prepaid expenses		12,115
Accounts payable – trade		12,657
Commissions and wages payable		15,306
Net cash provided by operating activities		33,110
Cash flows used in investing activities:		
Purchase of property and equipment		(600)
Cash flows used in financing activities:		
Dividends paid		(125,000)
Net change in cash and cash equivalents		(92,490)
Cash and cash equivalents – October 1, 2012		346,940
Cash and cash equivalents – September 30, 2013	$	254,450

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of credit risk – cash

At September 30, 2013, the Company had cash balances that were $120,912 in excess of federally insured limits. The Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk – commissions

Approximately 41% of commissions were from one customer (a related party).

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Significant estimates include management's estimate of the valuation of deferred tax assets which is based on estimates of future taxable income. Actual results could differ from those estimates.

Depreciation

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

	Estimated useful life	
Vehicles	5	$ 150,353
Furniture and equipment	5 - 7	197,764
Leasehold improvements	15	25,469
		373,586
Accumulated depreciation		(269,278)
Net property and equipment		$ 104,308

Depreciation is determined by the straight-line method. Depreciation expense was $4,269 in 2013.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes totaled $6,858.

Subsequent events

The Company has evaluated all subsequent events for potential recognition and disclosure through November 18, 2013, the date these financial statements were available to be issued.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2013, the Company's regulatory net capital was $347,555 and aggregate indebtedness was 20.28% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Fair value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Following are the three levels of inputs that may be used to measure fair value:

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4: Fair value (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company's only financial asset is cash and cash equivalents and is measured as a Level 1 input. At September 30, 2013, cash and cash equivalents balances, which are reflected at their stated value, totaled $254,450. The Company did not have any financial liabilities required to be reported at fair value.

Note 5: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 6: Related party transactions

Included in commissions income are commissions received from Key Colony Fund, L.P. of approximately $919,932. The fund is related to the Company through common management.

Note 7: Income taxes

Income tax expense is composed of the following:

Current expense:		
Federal	$	7,920
Deferred income tax expense:		
Federal		613
State		3,736
		4,349
Income tax expense	$	12,269

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Income taxes (continued)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible losses and expenses.

Deferred tax asset consist of the following:

Deferred tax assets:		
Reserves and accruals	$	1,150
Charitable contributions carryover - state		1,009
Net operating loss carryover - state		1,990
Capital loss carryover - federal		42,936
Valuation allowance		(42,936)
Net deferred tax asset	$	4,149

The Company has a federal capital loss carryforward of approximately $286,000 which expires in 2015. The Company also has a net operating loss carryforward for state income tax purposes of approximately $33,000 which begin expiring in 2015.

Note 8: Operating leases

The Company leases office space under a one year operating lease. Future minimum lease payments are $26,427. Rent expense was $78,337 for 2013.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2013 and calls for monthly minimum payments of $5,500. Future minimum lease payments at September 30, 2013, are $16,500.

Aircraft lease expense was $66,000 for 2013 which is included in travel, meals and entertainment.

Note 9: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $20,390 to the SIMPLE Plan.

SUPPLEMENTARY INFORMATION

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2013

Net capital:		
Total stockholder's equity		$ 468,559
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		468,559
Less nonallowable assets and deductions:		
Property and equipment, less accumulated depreciation		104,308
Prepaid expenses		10,425
Related party receivable		1,275
Net capital before haircuts on securities positions		352,551
Haircuts on securities		(4,996)
Net capital		$ 347,555
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 70,469
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 4,700
Minimum net capital required		$ 100,000
Excess net capital ($346,493 - $100,000)		$ 247,555
Percentage of aggregate indebtedness to net capital	$ 70,469 / $ 347,555	20.28%

No material differences existed at September 30, 2013, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lieblong & Associates, Inc. (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify one deficiency in internal control that we consider to be a material weakness, as defined above. The material weakness identified was a lack of segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended September 30, 2013, and this report does not affect our report thereon dated November 18, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hudson, Cisne & Co. LLP

November 18, 2013

LIEBLONG & ASSOCIATES, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

November 18, 2013

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Lieblong & Associates, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Lieblong & Associates, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lieblong & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lieblong & Associates, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the Company's general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including realized gain or loss details and clearing firm records, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, the related schedules and working papers referenced in #3 above supporting the adjustments. No differences noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable for current year).

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hudson, Cisne & Co. LLP

November 18, 2013